October 17, 2006	Robert S. Warren 781.895.5922 rwarren@foleyhoag.com

Via EDGAR

Division of Corporation Finance Securities and Exchange Commission Washington, DC 20549
Attn:	Larry Spirgel, Assistant Director
Paul Fischer, Staff Attorney

Re:    Global Matrechs, Inc.

On behalf of our client Global Matrechs, Inc. (the “Company”), this letter is being sent to you in response to your comments on the registration statement on Form SB-2 filed by the Company with the Securities and Exchange Commission on October 5, 2006 (SEC file # 333- 137833) (the “Registration Statement”). By this letter, the Company undertakes that, for a period of six months beginning on the effective date of the Registration Statement, it will not file a new resale registration statement with the SEC on behalf of Brittany Capital Management, Ltd., or its affiliates.

We would like to take this opportunity to thank you again for your continued assistance with this matter. Please feel free to contact David Broadwin, Matt Eckert or me with any questions.

Regards,
/s/ Robert S. Warren
Robert S. Warren

RSW